Exhibit 16

[Radics & Co., LLC Letterhead]

April 26, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Dear Members:

We have had an opportunity to review the disclosures made by Pamrapo Bancorp, Inc. (“Company”) in its amended current report on Form 8-K/A, originally filed on April 1, 2005, which is to be filed today with the Securities and Exchange Commission (“SEC”).

Pursuant to Item 304(a)(3) of Regulation S-K, we are required to furnish the Company with a letter addressed to the SEC stating whether or not we agree with the statements made by the Company in the 8-K regarding our replacement as the independent auditors of the Company, and, if not, stating the respects in which we do not agree.

We agree with the statements made by the Company in the 8-K regarding our replacement as the independent auditors of the Company.

Very truly yours,

/s/ Radics & Co., LLC
Radics & Co., LLC

cc: Pamrapo Bancorp, Inc.